Exhibit 99.23

ISSUER DETAILS NAME OF ISSUER Burcon NutraScience Corporation	FOR QUARTER ENDED June 30, 2010	DATE OF REPORT YY MM DD 10 08 16
ISSUER ADDRESS 1946 West Broadway

CITY Vancouver	PROVINCE BC	POSTAL CODE V6J 1Z2	ISSUER FAX NO. (604) 733-8821	ISSUER TELEPHONE NO. (604) 733-0896
CONTACT NAME Jade Cheng		CONTACT POSITION Chief Financial Officer		CONTACT TELEPHONE NO. (604) 733-0896
CONTACT EMAIL ADDRESS jcheng@burcon.ca		WEB SITE ADDRESS www.burcon.ca

Burcon NutraScience Corporation

Consolidated Financial Statements

Three months ended June 30, 2010 and 2009

(Unaudited)

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	March 31, 2010
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	11,087,584	11,661,745
Short-term investments	2,329,870	2,320,372
Amounts receivable	29,138	25,052
Prepaid expenses	78,274	109,566
	13,524,866	14,116,735

Property and equipment	723,231	749,455
Goodwill	1,254,930	1,254,930

	15,503,027	16,121,120

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	325,587	401,179

SHAREHOLDERS' EQUITY

Capital stock	44,984,028	44,236,390
Contributed surplus	3,762,983	3,762,983
Options	6,282,922	5,236,268
Warrants	146,359	171,972
Deficit	(39,998,852)	(37,687,672)

	15,177,440	15,719,941
	15,503,027	16,121,120

See accompanying notes to consolidated financial statements.

Approved by the Audit Committee of the Board of Directors

"Richard O'C. Whittall" (signed)	"Lawrence Wang" (signed)
Director	Director

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
Three months ended June 30, 2010 and 2009
(Unaudited)

	Three months ended June 30
	2010	2009
	$	$

EXPENSES
Research and development	672,727	469,383
General and administrative	1,349,307	484,095
Professional fees	264,781	321,879
Management fees and services	50,708	40,255
Amortization	882	626
	2,338,405	1,316,238

LOSS FROM OPERATIONS	(2,338,405)	(1,316,238)

INTEREST INCOME	27,225	2,157

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	(2,311,180)	(1,314,081)
DEFICIT - BEGINNING OF PERIOD	(37,687,672)	(31,027,350)

DEFICIT - END OF PERIOD	(39,998,852)	(32,341,431)

BASIC AND DILUTED LOSS PER SHARE	(0.08)	(0.05)

See accompanying notes to consolidated financial statements.

BURCON NUTRASCIENCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three months ended June 30, 2010 and 2009
(Unaudited)

	Three months ended June 30
	2010	2009
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	(2,311,180)	(1,314,081)
Items not affecting cash
Amortization	41,937	32,994
Stock-based compensation expense	1,349,050	165,976
	(920,193)	(1,115,111)
Changes in non-cash working capital items
Amounts receivable	(4,086)	(24,732)
Prepaid expenses and deposits	22,326	12,848
Accounts payable and accrued liabilities	(75,592)	489,358
	(977,545)	(637,637)

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in short-term investments	(9,498)	-
Acquisition of property and equipment	(15,713)	(9,832)
	(25,211)	(9,832)
CASH FLOWS FROM FINANCING ACTIVITIES
Issue of capital stock	428,595	16,923,673
Share issue costs	-	(1,535,461)
	428,595	15,388,212
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(574,161)	14,740,743
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	11,661,745	2,241,976
CASH AND CASH EQUIVALENTS - END OF PERIOD	11,087,584	16,982,719
CASH AND CASH EQUIVALENTS CONSIST OF
Cash	112,527	44,384
Cash equivalents	10,975,057	16,938,335
	11,087,584	16,982,719

See accompanying notes to consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

1.	Basis of presentation

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants’ (CICA) recommendations for the preparation of interim financial statements. Certain information and note disclosures normally included in the Company’s annual consolidated financial statements are not presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended March 31, 2010. These interim consolidated financial statements are not necessarily indicative of the results to be expected for the year ending March 31, 2011.

These consolidated financial statements have not been reviewed or audited by the Company’s external auditors, PricewaterhouseCoopers LLP.

The Company’s significant accounting policies as documented in note 2 of the annual audited consolidated financial statements have been applied consistently in the current fiscal period, except for the new accounting policies adopted as outlined herein.

2.	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is a research and development company that is developing its plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company is developing two canola proteins, Puratein® and Supertein™, and CLARISOY®, a soy protein isolate.

Burcon has a license and development agreement (the Agreement) with Archer Daniels Midland Company (ADM) to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM, Burcon is required to grant ADM an exclusive, royalty-bearing, worldwide license to use Burcon’s technology to make and sell products, together with certain rights to grant sublicenses. In October 2008, Burcon announced that Puratein® and Supertein™ have been self-affirmed GRAS (Generally Recognized As Safe). In January 2010, Burcon and ADM also filed GRAS notification to the U.S. Food and Drug Administration (FDA), a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS. The total cost of the regulatory recognition process, governed by a defined cost sharing agreement for all of the third-party expenses, is US$945,922, with Burcon’s share at US$585,922. The cost sharing agreement provides that either ADM or Burcon is required to reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with the specific provisions under the Agreement, then Burcon is required to reimburse ADM for its share of the costs incurred in the regulatory process. Alternatively, if ADM chooses to proceed with the license then ADM is required to reimburse Burcon for all of its costs incurred in the regulatory process.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

3.	Significant accounting policies

Future accounting changes

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace existing Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

4.	Shareholders’ equity

a)	Capital stock

Authorized:

Unlimited number of common shares without par value

Issued:

	June 30, 2010		March 31, 2010
	(unaudited)
	Number of		Number of
	shares	Amount	shares	Amount
		$		$

Outstanding - beginning of period	29,056,080	44,236,390	25,888,759	28,268,997
Issued during the period for cash:
Equity offering	-	-	2,942,950	16,921,963
Share issue costs			-	(1,717,061)
Options and warrants exercised	146,003	428,595	224,371	445,970
Transferred from options and warrants upon exercise	-	319,043	-	316,521

Outstanding - end of period	29,202,083	44,984,028	29,056,080	44,236,390

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options (Agents’ Warrants) entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each Agent’s Warrant is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. The fair value of the Agents’ Warrants was estimated at $181,600 using the Black-Scholes pricing model and has been included in Warrants. The Agents’ Warrants to purchase up to 94,874 remain outstanding as at June 30, 2010.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange.

b)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate. At June 30, 2010, 2,549,471 (March 31, 2010 – 2,548,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $1.12 and $9.60 per common share. An additional 41,045 (March 31, 2010 – 171,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of ten years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant.

		June 30, 2010		March 31, 2010
		(unaudited)

		Weighted		Weighted
	Number of	average	Number of	average exercise
	options	exercise price	options	price
		$		$

Outstanding - beginning of period	2,548,871	5.59	1,877,002	3.07
Granted	130,000	8.81	990,000	9.39
Exercised	(129,400)	2.57	(218,130)	1.88
Expired	-	-	(50,001)	1.72
Forfeited	-	-	(50,000)	6.25
Outstanding - end of period	2,549,471	5.91	2,548,871	5.59

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

	June 30, 2010	March 31, 2010
	(unaudited)
	$	$
Balance - beginning of period	5,236,268	3,003,446
Stock-based compensation to employees	1,333,595	2,568,605
Stock-based compensation to consultants	6,489	28,545
Transfer to capital stock upon exercise of options	(293,430)	(306,894)
Expired	-	(57,434)

Balance -end of period	6,282,922	5,236,268

The following table summarizes information about stock options outstanding and exercisable under the Company’s stock option plan at June 30, 2010:

		Options outstanding		Options exercisable
		Weighted
Range of	Number	average	Weighted	Number	Weighted
exercise	outstanding at	remaining	average	exercisable at	average
prices	June 30, 2010	contractual life	exercise price	June 30, 2010	exercise price
$		(years)	$		$

1.12 to 1.88	426,600	0.08	1.18	426,600	1.18
2.80 to 3.30	622,871	1.76	3.14	622,871	3.14
5.67 to 6.50	445,000	3.50	5.78	401,666	5.71
8.65 to 9.60	1,055,000	9.50	9.50	220,000	9.31
	2,549,471			1,671,137

The fair value used to calculate the compensation expense related to the stock options granted is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Quarter ended June 30, 2010
(unaudited)
Expected dividend yield	0.0%
Expected volatility	75.1%
Risk-free interest rate	3.5%
Expected option life (years)	8.4

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

The fair value of the option granted during the three months ended June 30, 2010 was $6.72 (2009 - $3.42) per option.

Pursuant to the Company’s accounting policy for stock-based compensation, the fair value of options vesting during the period, in the amount of $1,349,050 (2009 - $165,976) has been recorded. Of this amount, $252,662 (2009 - $65,002) has been included in research and development, $1,087,421 (2009 - $75,923) has been included in general and administrative, and are $8,967 (2009 - $25,051) has been included in professional fees. Included in prepaid expenses and deposits is $22,663 (March 31, 2010 - $31,630) related to consulting costs settled by way of stock options.

5.	Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three months ended June 30
	2010	2009
	$	$
Loss for the year, being loss available to common shareholders - basic and diluted - loss per share	(2,311,180)	(1,314,081)

	Shares	Shares
Weighted average common shares
- basic loss per share	29,144,357	26,309,583
Effect of dilutive securities - common share stock options*	-	-
Weighted average common shares
- diluted loss per share	29,144,357	26,309,583
Basic and diluted loss per share	$(0.08)	$(0.05)

*	For the three months ended June 30, 2010 and 2009, the Company excluded the potential common share equivalents from the diluted per share calculation as they were considered anti-dilutive.

6.	Related party transactions

Included in general and administrative expenses is $10,243 (2009 - $5,428) for the rental of office space, for equipment rental from a company related by virtue of a common shareholder, directors, and officers.

Included in management fees and services and share issue costs are $50,708 (2009 - $40,254) and $nil (2009 - $18,523), respectively, for services provided by a company related by virtue of common shareholders, directors and officers. At June 30, 2010, $11,202 (March 31, 2010 - $6,280) is included in accounts payable and accrued liabilities.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	Research and development

	Quarter ended June 30,
	2010	2009
	$	$
Salaries and benefits	499,150	296,523
Laboratory operation	94,683	104,234
Amortization	41,055	32,368
Rent	19,651	19,276
Analyses and testing	12,838	14,290
Travel and meals	5,350	2,692
	672,727	469,383

Since inception, Burcon has expensed $18,002,211 (March 31, 2010 - $17,329,484) on research and development expenditures.

8.	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. For the quarter ended June 30, 2010, the weighted average interest rate earned on the Company’s cash and cash equivalents was 0.74% (2009 – 0.30%) per annum. The short-term investment earned an interest rate of 1.22% per annum during the quarter. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at June 30, 2010 is estimated to be a $111,000 increase or decrease in interest income per year. Similarly, the impact of a 1% strengthening or weakening of interest rate on the Company’s short-term investments at June 30, 2010 is estimated to be a $23,000 increase or decrease in interest income per year, respectively.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
Three months ended June 30, 2010 and 2009
(Unaudited)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 9). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated contractual undiscounted cash flow requirements for its financial liabilities at June 30, 2010 was $325,587, all of which is within the next 12 months.

9.	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the period ended June 30, 2010.

10.	Subsequent events

Subsequent to June 30, 2010, 374,600 shares were issued pursuant to option exercises by directors, officers and employees at a weighted average exercise price of $1.12 per share.